EXHIBIT A.V – COMPENSATION OF THE MANAGERS1

(as Item 8 to Exhibit C to CVM Resolution 80/22)

8.       Compensation of the managers

8.1 – Describe the compensation policy or practice for the board of directors, board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects

(a) Purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found

The compensation practice for the members of the Board of Directors and of its advisory committees, the statutory and non-statutory board of officers and the Fiscal Council is aimed at aligning Company’s purposes, shareholders’ interests, management’s productivity and efficiency, as well as maintaining the competitiveness of Company’s compensation package before the market, seeking to attract and retain the right people necessary to conduct the business. In this sense, the Company adopts a compensation system applicable to the management, to the fiscal council and to the advisory committees of the Board of Directors, which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best professionals are hired and retained for the management of the Company, and the interests of the management are aligned with those of shareholders.

The Company has a "Policy on Remuneration and Concession of Options and Restricted Shares to the Executive Board", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018, as updated on December 9, 2025 (“Board of Officers' Compensation Policy”). Such policy establishes guidelines for determining compensation only for members of the Company’s Board of Officers, as well as the possibility of granting the Company’s stock options and restricted shares to such members, aiming at the development of the Company's executives in line with the generation of long-term value, with a focus on results and based on meritocracy. The full text of the Board of Officers' Compensation Policy may be found on the CVM website and at the following electronic address: https://ri.ambev.com.br, by clicking initially on the section “Corporate Governance”, then in “Policies, and Codes and Regulations”, select “Compensation Policy for the Board of Officers” and, finally, click on the link to access the document.

There is no policy formally approved for the compensation of the non-statutory board of officers, the Board of Directors and its advisory committees, nor the Fiscal Council.

(b)       Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

(i)       The bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

In addition to the CEO and the People and Management area of the Company, as described in subitem (ii) of this item 8.1 below, generally the People Committee and the Board of Directors participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company.

The People Committee is composed of, at least, three (3) and, at most, six (6) members, provided that the body shall be composed, for the most part, of members of the Board of Directors, and exclusively composed of members who are not part of the Company's Board of Officers. Said Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance members of the Statutory Board of Officers and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. In addition, the People Committee is responsible for decisions regarding the management of the Stock Option Plan (“Option Plan”) and the Share-Based Compensation Plan (“Stock Plan” and, together with the Option Plan, the “Plans”) that apply both to managers and employees in general, including the approval of grants and concessions directed to such employees and managers.

1 All amounts provided herein are in Brazilian Reais

The recommendations of the People Committee to the Board of Directors regarding the compensation of the members of the Company's management are based on studies carried out by external consultants every 3 years, as well as take into account annual updates by the IPCA.

Without prejudice to the evaluation by the People Committee and the Board of Directors indicated above, the Board of Officers’ fees are also analyzed annually by the Company's People & Management department, which may make recommendations for adjustment, if it deems necessary, based on market salary surveys and the Hay evaluation methodology (as described in item 8.1(b)(ii) below). Any recommendations must be approved by the Chief Executive Officer before being presented to the People Committee for evaluation and subsequently submitted to the Board of Directors for consideration.

On the other hand, the Board of Directors is responsible for deciding on the recommendations of the People Committee and determining the individual compensation of the members of the Management of the Company, subject to the annual global limit set by the Shareholders’ General Meeting, as well as determining the general criteria for compensation, granting options / granting shares within the scope of the Plans, and benefits (indirect benefits, bonuses, among others) of the managers of the Company, besides discussing and approving annual goals of the members of the statutory board of officers, which take place in the first quarter of each year, as well as validating them at the end of each fiscal year. For more information about the Plans, please refer to item 8.4 of the Reference Form.

It should be noted that the members of the Board of Directors and of the People Committee abstain from voting on the definition of their individual compensation, in order to not participate in the decision-making process, avoiding any possible conflict of interests. Similarly, no Officer participates in the decision-making process or resolves their own compensations.

The compensation of the external members of the advisory committees of the Board of Directors (i.e., members of the committees who are not part of the Board of Directors) is established through market research. Members of the advisory committees who are also members of the Board of Directors do not receive compensation for their participation in the committees.

(ii)       Criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors and the members of advisory committees of the Board of Directors who receive compensation, under the terms of this item 8, is defined taking into account (1) market studies intended to guarantee the alignment of Company’s practices with the best available references and maintain the competitiveness of its compensation strategy;(2) update based on the variation of the IPCA (national broad consumer price index); and (3) with regard to variable compensation, in the form of long-term incentives, according to the performance of the respective member of the Board of Directors. The abovementioned market research is carried out based on a sample composed by large publicly held companies (i.e., companies that have net revenue exceeding R$10 billion reais per year) aiming to identify the practice of such companies in all different compensation components, considering the business model, risks and complexity of activities to be performed by the managers.

All directors receive the same compensation, provided that (1) the directors who also hold positions as members of the management of Anheuser-Busch InBev S.A./N.V. ("Controlling Shareholder" or "ABI") are not compensated for the performance of the role of member of the Company's board, being paid exclusively by the Controlling Shareholder due to their position in such Controlling Shareholder; and (2) a director compensated by the Company has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and longer time of dedication.

For setting the individual, fixed and variable compensation of the Statutory Board of Officers, the Company uses (1) the Hay evaluation methodology (or Hay Method) to define the positions and salary range of the Executive Officers, which use as a reference the average of the group of companies classified as "first moving consumer goods", regardless of the size of the revenue and whether they are publicly-held companies; and (2) the evaluation of the Executive Officer's performance.

In addition, the Company's annual expenses with variable compensation may be impacted as a result of foreign currency conversion, if any executive eligible for variable compensation transferred from ABI in a position on the board of officers or board of directors, as mentioned in item 8.4(a)(iii) ("compensation cost").

(iii)       How often and how does the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the People Committee evaluates the attraction and retention practice of the Company’s talents, including analyzing if there is a need to adapt the compensation practices adopted. By reporting the results of such evaluation to the Board of Directors, if deems it necessary, the People Committee may propose adjustments to these practices. The Board of Directors annually analyzes the results of the evaluation made by the People Committee to decide on possible adjustments to adapt the compensation practice adopted by the Company.

In addition, the goals of statutory executive officers, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options, or stock to be granted to such executive, are reviewed and validated by the Board of Directors annually, by the first quarter of the current year.

(c)       Structure of the compensation, appointing:

(i)       description of the compensation elements

Pursuant to art. 152, of Law No. 6,404/1976, and article 15, §1, of Company’s Bylaws, the global amount of the Company’s managers’ compensation is fixed annually by the Shareholders’ General Meeting, the compensation being distributed among the bodies by the Board of Directors, as advised by the People Committee, in line with what is described in subitem (b) above.

Below are described the elements that constitute the compensation of the Company's managers, the Board of Officers, the Fiscal Council and the advisory committees of the Board of Directors:

Board of Directors

The fixed compensation of the members of the Board of Directors is given in the form of compensation for management services rendered, which is in line with market average, as described in subitem 8.1 (b)(ii) above; and may include direct and indirect benefits, such as medical and dental care, granted through Zerrenner Foundation (i.e., they do not consist in Company’s expenses and are not considered for the purposes of direct and indirect benefits of the latter). In the fiscal years ended December 31, 2022 and December 31, 2023, one member of the Board of Directors was also entitled to a variable compensation, in the form of bonuses, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments. In the fiscal year ended after December 31, 2023, no member of the Board of Directors was entitled to variable compensation in the form of bonuses. The members of the Board of Directors are not entitled to additional compensation for participation in committees.

The members of the Board of Directors are also entitled to variable compensation, in the form of a long-term incentive to be delivered in the form of shares, within the scope of the Company's Stock Plan (as described below).

Additionally, certain members of the Board of Directors participate in a private pension fund offered by the Company, to which the Company also makes partial contributions, as described in item 8.14 of the Reference Form. The members of the Board of Directors are not entitled to post-employment benefits.

Board of Officers

The Board of Officers have their compensation divided into fixed and variable components, i.e.: (1) the base salary (the fixed component) in line with market average, as the criteria described in subitem 8.1(b)(ii) above, plus the benefits indicated below, (2) variable compensation paid in the form of bonuses (provided that, as described below, the executive officers have the option to receive part of this bonus in Restricted Shares of the Company under the Option Plan) and Share Value Rights (only for certain executives identified as having high potential for the long term) and (3) the long-term incentives consisting of share-based compensation within the scope of the Stock Plan.

The members of the Board of Officers are not entitled to additional compensation for participation in committees.

Within the context of share-based compensation, the members of the Board of Officers are offered the option to receive part of the value of their bonuses in shares granted under the Plans, as described in item 8.4(a). The goal of this portion of the compensation, together with the variable compensation described above, is to stimulate the alignment of interests for generating long-term value for the Company.

The officers are also entitled to the benefits equivalent to those provided for in the benefits policy of the Company, pursuant to item 10.3(b) of this Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost, afforded by the Zerrenner Foundation, as well as representation funds, which consist of cost allowance paid by the Company to employees, due to transfers between companies and cities, as well as education allowance.

Additionally, certain members of the Board of Officers participate in a private pension fund offered by the Company, to which the Company also makes partial contributions, as described in item 8.14 of the Reference Form. The members of the Board of Officers are not entitled to other post-employment benefits, but not through termination of office.

Fiscal Council

The members of the Fiscal Council receive fixed compensation based on studies carried out by external consultants every 3 years and that corresponds, at least, to the legal minimum resolved by the Annual Shareholders’ Meetings. The compensation paid to each member should not be lower than 10% of the compensation assigned to an Officer, considering the average amount received by the Officers, excluding any benefits, representation allowances and bonuses. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties. The members of the Fiscal Council are not entitled to receive direct or indirect benefits, post-employment benefits or benefits motivated by the termination of office, compensation for participation in committees, variable compensation or share-based compensation. The fixed compensation attributed to Fiscal Council members is annually updated based on IPCA variation.

Advisory Committees of the Board of Directors

No member of the Governance Committee, the People Committee and Operations and Finance Committee who are part of the Board of Directors of the Company receives any specific compensation for their activities in those Committees. The members of committees who are not part of the Company's Board of Directors receive exclusively fixed annual fees in line with the market average, based on studies carried out by external consultants every 3 years and updated annually based on the variation of the IPCA, and are not entitled to receive any benefits (direct or indirect benefits, post-employment benefits or benefits motivated by the termination of office), variable compensation or share-based compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their duties.

● Its purposes and alignment with issuer’s short, medium and long-term interests

The compensation form for the Company’s Management bodies described above seeks to encourage the Company’s managers to pursue the best profitability of the projects developed by it, in order to align the interests of the managers with those of the Company.

For the short term, the fixed compensation of the Company’s Management is a compensation based on market research, as described in subitems 8.1(b)(ii) and 8.1(c)(i) above. However, as the cycle of the segment in which the Company operates is medium and long-term, the alignment of compensation with the Company's interests occurs through the granting of a significant portion of the compensation associated with such medium and long-term periods. In other words, a significant part of the Board of Officer's compensation is composed of variable compensation and share-based compensation, including options.

The Company's compensation practice associated with the medium-term results is the payment of bonuses, which constitute the compensation of the Board of Officers. In this case, the income of the Company and of its statutory executive officers during the year will affect the amount to be assigned as variable pay. Also, as mentioned above and in item 8.4(a), within the scope of the Plans, the statutory executive officers may choose to receive part of their bonus in Voluntary Shares, consequently receiving from the Company Restricted Shares and Discounted Shares (as defined below).

The Plans require a commitment of funds over the long-term, by virtue of the connection between options’ vesting periods and/or the restriction on the sale of corresponding shares, conditioning the exercise and acquisition to the continued employment with the Company for more than three years.

Share Value Rights (as defined in item 8.4 below), granted to certain elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the price of the shares issued by the Company, to encourage the retaining of talent as well as the creation of value for the Company and the shareholders by encouraging appreciation of the shares in the long term.

As such, it is understood that the compensation practice of the Company is totally aligned with the monitoring of its performance, which, therefore, reaffirms the sharing of the risk and the potential profits between the management and the Company.

● Its proportion in total compensation for the past three fiscal years

The table below shows the expected proportion of each element in the total compensation structure for the past three fiscal years:

2025	Board of Directors	Statutory Board of Officers	Non-Statutory Board of Officers	Fiscal Council	Committees
Wage or directors' fees	51.18%	14.11%	18,36%	100%	100%
Fees	51.18%	12.64%	13.92%	100%	100%
Direct and indirect benefits	0.00%	1.47%	4.44%	-	-
Participation in committees	-	-	-	-	-
Variable Compensation	0.00%	11.83%	15.37%	-	-
Bonuses	0.00%	11.83%	15.37%	-	-
Post-Employment	-	-	-	-	-
Termination of Office	-	-	-	-	-
Share-based compensation, including stock options	48.82%	74.06%	66.27%	-	-

2024	Board of Directors	Statutory Board of Officers	Non-Statutory Board of Officers	Fiscal Council	Committees
Wage or directors' fees	42.66%	15.64%	26.99%	100%	100%
Fees	42.66%	14.24%	20.46%	100%	100%
Direct and indirect benefits	0.00%	1.41%	6.53%	-	-
Participation in committees	-	-	-	-	-
Variable Compensation	0.00%	19.73%	22.59%	-	-
Profit Sharing	0.00%	19.73%	22.59%	-	-
Post-Employment	-	-	-	-	-
Termination of Office	-	-	-	-	-
Share-based compensation, including stock options	57.34%	64.63%	50.42%	-	-

2023	Board of Directors	Statutory Board of Officers	Non-Statutory Board of Officers	Fiscal Council	Committees
Wage or directors' fees	43.08%	19.26%	25.94%	100%	100%
Fees	43.08%	17.46%	18.91%	100%	100%
Direct and indirect benefits	0.00%	1.80%	7.04%	-	-
Participation in committees	-	-	-	-	-
Variable Compensation	6.15%	18.26%	17.75%	-	-
Profit Sharing	6.15%	18.26%	17.75%	-	-
Post-Employment	-	-	-	-	-
Termination of Office	-	-	-	-	-
Share-based compensation, including stock options	50.77%	62.48%	56.31%	-	-

With respect to the Board of Officers (as for the Board of Directors in the fiscal year 2023), the proportion of the elements of compensation described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

As mentioned earlier, the compensation of the members of the Fiscal Council is 100% fixed on annual fees and they are reimbursed for their travels and lodging expenses required for the performance of their duties.

Also, as already mentioned, the members of the Board of Directors advisory Committees that are not part of the Company’s Board of Directors and are, therefore, compensated exclusively for their work on their respective Company’s committees, have 100% of their compensation composed of annual fixed fees.

● Its methodology for calculation and restatement

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is reviewed every three years based on market studies carried out as described in sub-item 8.1(b)(ii) above and pursuant to the terms of subitem (c)(ii) below, in addition to being periodically assessed by the Company’s People & Management area, so as to secure that the amount paid is sufficient to meet the specific differentiation objectives in relation to the market. For more information on the organizational structures involved and responsibilities of the other bodies in setting the compensation of managers, see sub-items above of this item 8.1.

Fixed Compensation

Fixed individual compensation is established taking into account (1) the responsibilities and complexity of the position; (2) qualification and experience of the professional; and (3) competitiveness and market practices. The fixed compensation may be adjusted annually based on market competitiveness, acquired experience and the evolution of responsibilities, according to the indexes adopted and negotiated according to the respective modalities and contracts.

Annual variable compensation (bonuses)

The annual variable compensation, in the form of bonuses, is calculated as a multiple of the fixed compensation, considering the percentage of achievement of individual goals of each participant and the percentage of achievement of the Company's collective goals. As mentioned above, currently, only the Board of Officers is entitled to variable compensation in the form of bonuses.

Collective goals are the Company’s goals defined annually by senior management, in the first quarter of the current year. The result related to the fulfillment of the previous year's goals is presented to the Board of Directors in the first month of the following year, when the indicators for calculating the payment of the bonuses, which occur in March of the following year, are verified, observing the recommendation of the People Committee.

The Company's collective goals represent purposes common to all participants, including the Statutory Executive Officers, mainly taking into account financial and operational purposes related to the Company's growth, efficiency and results. For more information on the main performance indicators considered for the Company's collective goals, see sub-item below.

The individual goals reflect the strategic purposes of each Statutory Executive Director's area of activity, as applicable, and contribute to the achievement of the collective goals. The purpose of the compensation is to encourage executives to prioritize relevant deliveries that are aligned with the Company's business plan.

As further described in item 8.4 below, after 2019 the Statutory Executive Officers, who are beneficiaries of the Option Plan, have the option to allocate part of the cash bonus to which they are entitled in shares of the Company ("Voluntary Shares"), pursuant to the Company's Stock Plan, provided that (1) for each voluntary share acquired, such beneficiaries receive one and a half shares, up to a certain limit ("Corresponding Shares" or "Restricted Shares"); and (2) the beneficiaries receive an additional amount of shares corresponding to an applied discount of up to 20% ("Discounted Shares"), which are delivered in the form of Restricted Shares. Receipt of Voluntary Shares and Restricted Shares is subject to a grace period of three to five years. For more information on Voluntary Shares and Discounted Shares, see item 8.4 below.

Share-based compensation, including options

Share-based compensation is granted to the Company's Statutory Executive Officers who achieve annual goals, and considering other results delivered for the year, meritocracy criteria and the executive's level of seniority and expertise, through the delivery of (1) the Company's shares (or ADRs, in the case of non-residents in Brazil), free of charge, after the grace period, and provided that the executive maintains the employment and/or statutory relationship with the Company until the end of such period; and/or (2) the Company’s shares (or ADRs, in the case of non-residents in Brazil), delivered after the end of the grace period, if the criteria of a performance test in comparison with other companies in the consumer goods sector are met according to rules to be defined in the respective program. For more information on the Company's Share-Based Compensation plans, see items 8.4 and 8.12 below.

The Company welcomed, as it succeeded Companhia de Bebidas das Américas – Ambev by merger, a long-term incentive plan, granted to certain executives identified as high potential by the Company, including Statutory Executive Officers, which consists of variable compensation in the form of Share Value Rights. The Company has not granted Share Value Rights since 2015, nor does it plan to grant Share Value Rights in the current fiscal year. For more information on variable compensation in the form of Share Value Rights, see item 8.4 below.

● Key performance indicators taken into account therein, including, where applicable, indicators linked to ESG issues

Variable Compensation

The key performance indicators for purposes of defining the variable compensation of the Board of Officers based on the achievement of goals either for the Company or its management, in form of bonuses, are EBITDA, cash flow and volume, in addition to other specific indicators for the various departments of the Company according to their respective functions and competencies.

Additionally, as already shown in item 1.9.(e) of the Company’s Reference Form and in accordance with Article 6 of Exhibit B of the B3’s Issuers Regulation, the key sustainability performance indicators represent an important step towards the integration of the subject in the business strategy of the Company. In this regard, the variable compensation of the Statutory Executive Officers is directly impacted by indicators relating to sustainability, focusing in the following pillars: (a) environment (including climate change, renewable energy, reduction of water consumption and expansion of regenerative agriculture), (b) reputation (responsible consumption), and (c) governance (including generation of income and employment opportunities, level of service and consumer satisfaction, and engagement of Company’s employees).

The variable compensation (bonuses) to which the members of the Statutory Board of Officers are entitled is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with bonuses comparable to or even higher than top levels in the market; and (ii) bonuses will only be granted if both the targets of the Company and those targets of the manager are achieved. It is worth noting that such criteria were also applicable in relation to the Board of Directors, to the extent that certain members were entitled to variable remuneration in the form of bonuses in the fiscal year 2023.

(ii)       Reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short, medium and long-term results of the Company. On this regard, the Company secures a fixed compensation based on market research, as described in subitens (b)(ii) and (c)(i), however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

With share-based compensation being one of the components of the compensation of the members of the Board of Directors and the Board of Officers encourages the alignment of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s stock options or shares by its managers, with restrictions on sale or delivery, contingent upon continued tenure with the Company for a certain period of time. Also, within the context of the Stock Plan, additional shares may be granted to the beneficiary depending on the reinvestment level of the variable compensation that is chosen.

Finally, as mentioned above, the Company has adopted, for certain members of the Statutory Board of Officers deemed strategic and with high performance potential, the granting of Share Value Rights (as defined in item 8.4 below), enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued tenure of executives with the Company for a long or very long term, with vesting periods of five to ten years, therefore encouraging the retaining of strategic talents and generating value for shareholders in the long term. The Company has not granted Share Value Rights since 2015.

In relation to the Fiscal Council and members of the Advisory Committees who are not members of the Board of Directors, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that their members are duly rewarded to perform their duties.

(iii)       The existence of members who do not receive compensation and the reason for that

Without prejudice to the provisions in item 8.1(d) below, the members of the Advisory Committees who are part of the Board of Directors are not entitled to additional compensation for their activities as a member of the Committees.

(d)       Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling shareholders

The alternate members and three sitting members of the Board of Directors do not receive compensation from the Company, provided that such members receive compensations by the Controlling Shareholder of the Company, for the exercise of their duties as managers of the Controlling Shareholder.

Except for this compensation, the other members of the Board of Directors, the Fiscal Council, the Board of Officers and the Advisory Committees of the Company do not receive any compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders of the Company.

(e)       Existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event. The options/shares programs under the Plans do not have any provision regarding early vesting, acceleration of exercise or delivery of options / shares, as applicable, if any corporate event – including a transfer of control of the Company – occurs.

8.2 – Regarding the compensation recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors, board of officers and fiscal council

Total compensation expected for the current Fiscal Year as of 12/31/2026 - Annual Amounts (BRL)
	Board of Directors	Statutory Board of Officers[2]	Fiscal Council	Total
No. of Members	11.33	8.92	6.00	26.25
No. of members receiving compensation	6.33	8.92	6.00	21.25
Annual Fixed Compensation
Salary/fees	9,302,412.00	16,284,278.00	2,471,314.00	28,058,004.00
Direct and indirect benefits	-	286,337.00	-	286.337,00
Participation in Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	23,692,217.00	-	23,692,217.00
Profit sharing	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment	-	1,583,767.00	-	1,583,767.00
Termination of office	-	-	-	-

2 The number reflects the composition of the statutory officers to be reviewed by the Ordinary and Extraordinary General Meeting to be held on April 30, 2026.

Share-based compensation, including stock options	8,200,133.00	102,827,587.00	-	111,027,720.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	17,502,545.00	144,674,186.00	2,471,314.00	164,648,045.00

Total compensation expected for the current Fiscal Year as of 12/31/2025 - Annual Amounts
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of Members	12.92	13.00	6.00	31.92
No. of members receiving compensation	6.92	13.00	6.00	25.92
Annual Fixed Compensation				-
Salary/fees	8,711,190.66	21,294,123.58	2,315,512.42	32,320,826.66
Direct and indirect benefits	-	384,000.00	-	384,000.00
Participation in Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	19,919,714.27	-	19,919,714
Profit sharing	-	-	-	-
Participation in meetings	-	-	-	-

Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment	-	2,092,127.35	-	2,092,127
Termination of office	-	-	-	-
Share-based compensation, including stock options	8,310,502.16	124,744,284.52	-	133,054,786.68
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	17,021,692.82[3]	168,434,249.72[2]	2,315,512.42	187,771,454.95

Total compensation expected for the current Fiscal Year as of 12/31/2024 - Annual Amounts
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of Members	13.00	13.00	6.00	32.00
No. of members receiving compensation	7.00	13.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	8,368,506.56	19,471,559.81	2,210,858.64	30,050,925.01
Direct and indirect benefits	-	384,000.00	-	384,000.00

3 For informational purposes, the amount effectively paid as global compensation attributed to the Company’s managers for fiscal year 2025, considering the composition of the statutory officers to be reviewed by the Ordinary and Extraordinary General Meeting to be held on April 30, 2026, would have been R$133,537,529.45; and the cap approved by the Ordinary and Extraordinary General Meeting held on April 29, 2025 would have been R$189,643,882.00.

Participation in Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	26,980,565.90	-	26,980,565.90
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment	-	1,537,973.35	-	1,537,973.35
Termination of office	-	-	-	-
Share-based compensation, including stock options	11,250,026.29	88,400,833.96	-	99,650,860.25
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	19,618,532.85	136,774,933.02	2,210,858.64	158,604,324.51

Total compensation for the Fiscal Year as of 12/31/2023 - Annual Amounts
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of Members	12.67	13.50	6.00	32.17
No. of members receiving compensation	7.33	13.50	6.00	26.83
Annual Fixed Compensation
Salary/fees	8,083,563.00	19,943,955.00	2,128,919.00	30,156,437.00
Direct and indirect benefits	-	633,581.00	-	633,581.00
Participation in Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	1,153,776.58	20,852,137.51	-	22,005,914.09
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment	-	1,423,077.00	-	1,423,077.00
Termination of office	-	-	-	-
Share-based compensation, including stock options	9,526,887.00	71,355,824.00	-	80,882,711.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also considers the alternates members.
Total compensation	18,764,226.58	114,208,574.51	2,128,919.00	135,101,720.09

8.3 – Regarding the variable compensation for the past three fiscal years and that expected for the current fiscal year of the Board of Directors, Board of Officers and Fiscal Council:

Fiscal Year: 12/31/2026

Body	Board of Directors	Statutory Board of Officers[4]	Fiscal Council	Total
No. of members	11.33	8.92	6.00	26.25
No. of members receiving compensation	0.00	8.92	0.00	8.92
REGARDING THE BONUS
Minimum amount according to compensation plan	-	2,226,595.00	-	2,226,595.00
Maximum amount according to compensation plan	-	23,692,217.00	-	23,692,217.00
Amount provided for in compensation plan in case the targets are met	-	17,260,422.00	-	17,260,422.00
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-

Fiscal Year: 12/31/2025

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	12.92	13.00	6.00	31.92
No. of members receiving compensation	0.00	13.00	0.00	13.00
REGARDING THE BONUS
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	-	3,312,668.61	-	3,312,668.61
Maximum amount according to compensation plan	-	33,507,192.72	-	33,507,192.72
Amount provided for in compensation plan in case the targets are met	-	25,679,601.64	-	25,679,601.64
Amount effectively recognized in the income statement for the fiscal year		19,445,941.15	-	19,445,941.15

4 The number reflects the composition of the statutory officers to be reviewed by the Ordinary and Extraordinary General Meeting to be held on April 30, 2026.

Fiscal Year: 12/31/2024

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	13.00	13.00	6.00	32.00
No. of members receiving compensation	0.00	13.00	0.00	13.00
REGARDING THE BONUS
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	-	5,571,099.00	-	5,571,099.00
Maximum amount according to compensation plan	-	31,179,036.00	-	31,179,036.00
Amount provided for in compensation plan in case the targets are met	-	23,867,914.00	-	23,867,914.00
Amount effectively recognized in the income statement for the fiscal year	-	26,980,565.90	-	26,980,565.90

Fiscal Year: 12/31/2023

Body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
No. of members	12.67	13.50	6.00	32.17
No. of members receiving compensation	1.00	13.00	0.00	14.00
REGARDING THE BONUS
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
REGARDING THE PROFIT SHARING
Minimum amount according to compensation plan	348,840.00	6,620,706.00	-	6,969,546.00
Maximum amount according to compensation plan	1,751,040.00	34,230,348.00	-	35,981,388.00
Amount provided for in compensation plan in case the targets are met	1,409,040.00	26,742,460.00	-	28,151,500.00
Amount effectively recognized in the income statement for the fiscal year	1,153,776.58	20,852,137.51	-	22,005,914.09

8.4 – Regarding the share-based compensation plan for the board of directors and the board of officers, in force in the past fiscal year and expected for the current fiscal year, describe

(a)                General terms and conditions

(i) Overview of the Company's Share-Based Compensation Plans

The Company has the following share-based compensation plans in place:

•	Option Plan, whereby:

o	until 2019, the beneficiaries of the Option Plan received the option to purchase shares of the Company at a certain exercise price, recognized in accordance with the accounting treatment determined by IFRS 2/CPC 10 – Share-Based Payment; and

o	after 2019, the beneficiaries of the Option Plan have the option to allocate part of the cash bonus to which they are entitled in shares of the Company ("Voluntary Shares"), subject to the additional rights to which they are entitled under the terms of the Stock Plan, as detailed below.

•	Stock Plan, whereby:

o	the beneficiaries receive shares of the Company, including in the form of American Depositary Receipts ("ADRs"), in the case of non-residents in Brazil, which will be delivered after the end of the grace period, if the criteria of a performance test in comparison with other companies in the consumer goods sector are met in accordance with rules to be defined in the respective program ("Performance Shares");

o	the beneficiaries who choose, through the Option Plan, to receive part of the bonus in Voluntary Shares, receive (1) for each Voluntary Share acquired, one and a half shares, up to a certain limit ("Corresponding Shares"); and (2) an additional amount of shares corresponding to an applied discount of up to 20% ("Discounted Shares"), both of which are delivered in the form of Restricted Shares (as defined below). The receipt of the Restricted Shares is subject to a grace period of three to five years; and

o	the beneficiaries receive shares of the Company, including in the form of ADRs, which will be delivered after the end of a grace period of three to five years ("Restricted Shares").

•	Share Value Rights, whereby:

o	the beneficiaries will receive two separate lots of Share Value Rights (lot A and lot B), in which each Share Value Right will correspond to a share or ADR, as the case may be, subject, respectively, to vesting periods (grace periods) of five and ten years. After the corresponding vesting period, the beneficiary who remains in the Company, or in a group company, will receive, in funds immediately available, the amount equivalent, in Brazilian Reais, to the closing price of the shares or ADRs issued by the Company at B3 or the New York Stock Exchange ("NYSE"), respectively, in the trading session immediately prior to the end of such vesting periods.

Such share-based compensation plans are further detailed below.

(ii) Option Plan

The Company welcomed the Stock Option Plan as it succeeded Companhia de Bebidas das Américas – Ambev as a result of the merger operation. The Option Plan provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Until 2019, under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) were eligible to receive stock options of the Company or ADRs based in shares issued by the Company, in the event the beneficiaries do not live in Brazil.

As of 2020, Ambev ceased to grant its employees and senior management stock options recognized according to the accounting treatment determined by IFRS 2/CPC 10 – Share-Based Payment. Nevertheless, there are stock options granted in previous periods that are already exercisable, but not yet expired and remain valid within the scope of the programs issued according to the Option Plan and are, therefore, subject to the accounting treatment provided for in the aforementioned standard. On the date hereof, approximately 387 people, including managers and employees, hold stock options for shares of the Company considering all the programs of the Option Plan together, among these, four members of the Board of Directors and six members of the Board of Officers.

As of 2020, within the scope of the Option Plan, some members of the Company’s Management and of its subsidiaries who receive cash bonus have the option - depending on their positions - of choosing to allocate part or all of the amounts received, in such capacity, upon purchase of the Company’s shares.

These shares are called “Voluntary Shares” and are granted within the scope of the Stock Plan, as described below.

(iii) Stock Plan

The Company implemented a Stock Plan, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares” or “Performance Shares”, as described above. In addition, Executive Officers and members of the Board of Directors may also receive Restricted Shares, subject to a grace period of three to five years, in the form of a long-term incentive.

As a rule, Voluntary Shares are entitled to dividends from the date of grant and are subject to a lock-up period of three to five years and are granted at market price.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares or Performance Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares or Performance Shares and rules applicable in case of termination of the employment contract. In 2022, the Board of Directors delegated to the People Committee the responsibility for monitoring and approving matters related to the Stock Plan with regard to employees in general, provided that approvals involving members of the management and/or presidents of Company’s business units remain under Board of Directors’ sole responsibility.

The delivery of the Restricted Shares and Performance Shares is exempt from financial consideration.

Additionally, on some occasions, ABI employees and managers are transferred to the Company. In such cases, the cost (“Compensation Cost”) related to options to acquire shares and restricted shares of ABI is recognized in the income statement as a contra entry to equity, proportionally to the period after the transfer to the Company. At the time of delivery of the equity instruments, said amount is reimbursed to ABI.

Conversely, when employees and Managers who hold options to acquire shares and Restricted Shares of the Company are transferred to ABI, the Compensation Cost is recognized by the Controlling Company proportionally to the period after the transfer, so that the Company is also reimbursed at the time of delivery of its equity instruments to ABI employees and managers.

(iv) Share Value Rights (Phantom Stocks)

The Company also welcomed, for having succeeded Companhia de Bebidas das Américas – Ambev through a merger, the long-term incentive granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Value Rights”). Such incentive is beyond the scope of the Option Plan and the Stock Plan since it does not involve settlement by the granting of shares or share acquisition option. Within the scope of the Share Value Rights program, each beneficiary will receive two separate lots of Share Value Rights – (lot A and lot B) in which each Share Value Right will correspond to a share or ADR, as the case may be, subject, respectively, to vesting periods (grace periods) of five and ten years. Once such five or ten-year term has elapsed since the granting of the Share Value Rights, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount, in Brazilian Reais, corresponding to the closing price of shares or ADRs issued by the Company at B3 or New York Stock Exchange (“NYSE”), respectively, at the trading session immediately before the end of such vesting periods. The Share Value Rights granted do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The Company has not granted Share Value Rights since 2015, nor does it plan to grant Share Value Rights in the current fiscal year.

The benefits assigned through the granting of Share Value Rights are considered part of the variable compensation.

(b)       Date of approval and responsible body

The Option Plan was approved at the Company’s Extraordinary General Meeting held on July 30, 2013, as part of the succession, through the merger of Companhia de Bebidas das Américas – Ambev with and into the Company.

The Company also welcomed, as it succeeded Companhia de Bebidas das Américas – Ambev through a merger, the long-term incentive of Share Value Rights, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011.

The Stock Plan was approved at the Company’s Extraordinary General Meeting held on April 29, 2016, and amended by the Extraordinary General Meeting held on April 24, 2020.

(c)       Maximum number of shares covered

The Stock Plan sets that the global amount of shares to be granted to employees and managers of the Company is up to 3.0% of shares representing the Company’s capital stock as determined on April 24, 2020.

(d)       Maximum number of options to be granted

The Option Plan does not provide the maximum number of options potentially covered by the plan, being the responsibility of the Board of Directors to establish the maximum number of options per program, upon the approval of each program.

(e)       Conditions to acquire shares

(i) Option Plan

In the Company’s stock option grant programs in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1, 2025.1 and 2026.1, all within the Scope of the Option Plan, two types of grant were awarded.

In one type of grant, the beneficiary may exercise the options on the grant date, and the exercise price of the options must be paid on demand on the grant date (or within five business days). In this type of grant, a substantial part of the shares acquired, after the exercise, will be subject to a lock-up period of three to five years (depending on the program) as of the exercise date.

In the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, and the exercise price shall be paid in cash on the expiration date of said grace period. In this type of grant, there is no lock-up of the shares after the exercise of the option, since, in order to enable the exercise of the option, the grace period must have elapsed.

In none of the stock option programs is the exercise of stock options conditioned to the achievement of the Company's performance goals. However, even though the exercise of the options is not directly associated with the achievement of the Company's performance goals, considering that (i) the stock options constitute a choice by the beneficiary to allocate part of his/her compensation to the Company's shares; and (ii) the options are subject to a grace period or the shares received through the exercise of the options are subject to a lock-up period, thus being an incentive for the beneficiaries to remain in the Company, it is possible that the beneficiaries see the stock option programs as an indirect incentive to meet the Company's performance goals.

(ii) Stock Plan

In the Company’s stock grant programs in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, , 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9, 2025.1, 2025.2, 2025.3, 2025.4, 2025.5, 2025.6, 2025.7, 2025.8, 2025.9 and 2026.1, within the scope of the Stock Plan, three types of grant were awarded.

In one type of grant, the granting of shares was made free of charges to the beneficiaries. Such shares will only be transferred to the participants after the vesting period of three or five years, as the case may be, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. In this type of grant, there is no binding of the beneficiaries to the achievement of the Company's performance goals.

Another type of grant was associated with the beneficiaries' option to receive part of their bonuses in Voluntary Shares, with the delivery of Restricted Shares, as described above. The Restricted Shares will only be transferred to participants who have chosen to receive part of their bonuses thereby after the expiration of the three- or five-year grace period, as the case may be. In this type of grant, the number of Restricted Shares that each beneficiary was entitled to depended on the previous achievement of performance goals, necessary to define the value of the bonus of said beneficiary.

The other type of grant, called "Performance Share Programs", has the same characteristics, except for the fact that beneficiaries are linked to the achievement of the Company’s performance goals: the Performance Share Programs establish that, in addition to the conditions described above, the Performance Shares will only be delivered to participants after the end of the vesting period if a performance test in comparison to other companies in the consumer goods sector criteria are met according to rules to be defined in the respective program.

Therefore, depending on the type of grant, this share grant program is an incentive both for the permanence of the beneficiaries in the Company and for the performance of the beneficiary in his/her position.

(iii) Share Value Rights

The Share Value Rights incentive does not involve the acquisition of shares per se. The payment by the Company to the beneficiary, in cash, of the amounts referenced in the market quotation of the Company's shares or ADRs is subject to the beneficiary's permanence in the Company for a period of five years for lot A and ten years for lot B, and is not conditional on the achievement of the Company's performance goals.

(f)       Criteria to set the acquisition or exercise price

(i) Option Plan

With respect to the Options Plan, there is no payment of an acquisition price for the options by the beneficiaries, which are granted by the Company free of charge. The price of the exercise of the options granted within the scope of the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1 2025.1 and 2026.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date.

(ii) Stock Plan

Within the scope of the Company’s stock grant programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9, 2025.1, 2025.2, 2025.3, 2025.4, 2025.5, 2025.6, 2025.7, 2025.8, 2025.9 and 2026.1, according to the Stock Plan, the granting of shares shall be made free of charge to the participants, and the reference price of each Restricted Share will correspond to the quotation price of the Company’s shares traded at B3 on the trading session immediately before the grant date, under the terms of the Stock Plan and of the relevant program.

(iii) Share Value Rights

The Stock Value Rights incentive does not involve the acquisition of shares per se, but rather the payment of a sum of money by the Company to the beneficiary. This amount is determined at the end of the vesting period (grace period) of each lot, based on the closing price of the Company's shares or ADRs at B3 or NYSE, respectively, in the trading session immediately prior to the payment date. The value of each Share Value Right shall correspond to the value of a share or ADR, as the case may be.

(g)       Criteria to set the term for acquisition or exercise

(i) Option Plan

Within the scope of the Option Plan, according to the Company’s stock option grant programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in the period of five years after the verification of the vesting period of the relevant options. With respect to the programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1, 2025.1 and 2026.1, the participants were granted with single lots of exercisable options, in total or in part, within 45 days counted from the granting date, provided that shares acquired through the exercise of the stock option are subject to a minimum lock-up period of three to five years, as the case may be. The criteria used in the establishment of said terms considers the short, medium and long-term goals of this incentive form.

(ii) Stock Plan

Within the scope of the Stock Plan, in accordance with the Company's share grant programs in force called Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9, 2025.1, 2025.2, 2025.3, 2025.4, 2025.5, 2025.6, 2025.7, 2025.8, 2025.9 and 2026.1, the Restricted Shares or Performance Shares are delivered by the Company to the beneficiary after the expiration of the grace period (vesting period) for a period of three or five years, as the case may be.

(iii) Share Value Rights

With regard to the Share Value Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, a period of ten years is established for receiving the corresponding amounts. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

(h)       Form of settlement

(i) Option Plan

In the case of the Option Plan, the Company may use treasury stocks to deliver shares within the scope of the exercise of the options, and may, when applicable, use ADRs backed by shares issued by the Company in the case of non-residents in Brazil. The Company may also issue new shares through an increase in capital stock, at a resolution of the Board of Directors, provided that within the limits of authorized capital. The rule is that the exercise price must be paid in full within a period of five business days after the date of said exercise, depending on the program.

(ii) Stock Plan

Within the scope of the Stock Plan, the Restricted Shares and Performance Shares shall be delivered by the Company to the respective participant, free of charge, within 30 days counted as from the expiry of the respective vesting period, provided that the terms and conditions established in the respective programs are observed. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

(iii) Share Value Rights

The Share Value Rights do not involve the delivery of shares or the payment of amounts by the beneficiary to the Company, and are therefore settled upon payment by the Company to the beneficiary, in local currency, of the amount corresponding to the benefit earned, immediately after the end of the corresponding grace period.

(i)       Restrictions to the transfer of shares

(i) Option Plan

In the Company’s stock option programs then in force named Programs 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1, 2025.1 and 2026.1, under terms of the Option Plan, the shares delivered to the beneficiaries after the exercise of the options may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, three or five years counted as from the date of granting the options.

 (ii) Stock Plan

Within the scope of the Stock Plan, according to the Company’s stock programs then in force named Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9, 2025.1, 2025.2, 2025.3, 2025.4, 2025.5, 2025.6, 2025.7, 2025.8, 2025.9 and 2026.1, provided that the shares were/will be delivered only after the expiry of the vesting period of three or five years, the delivered shares will be free and clear, and may be transferred at any time.

(iii) Share Value Rights

The Share Value Rights incentive by the Company does not involve the delivery of shares. Thus, there is nothing to say about restrictions on the transfer of shares, and it is worth noting only that the receipt of the corresponding amounts is subject to the grace periods described in sub-item "g" above.

(j)       Criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force. In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options and restricted shares will be subject to the rules established by the Board of Directors on this matter.

(k)       Effects of withdrawal of a manager from the bodies of the issuer on the rights provided under share-based compensation plan

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

We described below the main rules applicable to these cases, in relation to the programs in force.

(i) Option Plan

- Programs 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5:

For these programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (1) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (2) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (3) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2016.1, and 2017.2: For these programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (1) for cause, renouncement or resignation, or (2) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete calendar months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period established in the program. In this case, restrictions on the transfer of shares under the program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1, 2022.1, 2023.1, 2024.1, 2025.1 and 2026.1: For such programs, in the event the employment agreement or term of office of the beneficiary terminates (1) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares, or (2) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

(ii) Stock Plan

- Programs 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9, 2021.12, 2022.1, 2022.2, 2022.3, 2022.4, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.4, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.4, 2024.5, 2024.6, 2024.7, 2024.8, 2024.9, 2025.1, 2025.2, 2025.3, 2025.4, 2025.5, 2025.6, 2025.7, 2025.8, 2025.9 and 2026.1

As a general rule, the aforementioned programs establish that, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive the respective Restricted Shares or Performance Shares (as applicable) that are not free for delivery to the participant, except in the cases (or in some of the cases) set forth in items (1) to (5) below (“Exceptions”).

It should be noted that the transfer restrictions on the shares, provided for in the programs, will remain in force if any Exceptions are applied, except in the case set forth in item “d.1” below.

(1) Severance Without Cause

(a) Resignation or Termination of Term of Office without Cause – Board of Directors

•	Rule applicable to the programs intended to the Company’s Board of Directors, subject to the Conditions for Exceptions (defined below).
•	Pursuant to a decision approved by the unpaid members of the Company’s Board of Directors at a meeting held on April 25, 2023, in case of non-reelection or termination without cause of the term of office of a member of the Company’s Board of Directors (who is a participant in one or more of the programs mentioned above) during the vesting period, such participant will receive the Restricted Shares that are not free for delivery at the time of the severance.

(b) Involuntary Dismissal Without Cause – Board of Officers

•	Rule provided for in the Programs 2019.1, 2019.3, 2020.1, 2021.2, 2022.1, 2022.2, 2022.3, 2022.8, 2022.9, 2022.10, 2023.1, 2023.2, 2023.3, 2023.8, 2023.9, 2023.10, 2023.11, 2024.1, 2024.2, 2024.3, 2024.8, 2024.9, 2025.1, 2025.2, 2025.3, 2025.4, 2025.5, 2025.6, 2025.7, 2025.8, 2025.9 and 2026.1.

•	If the severance occurs due to involuntary dismissal without cause after 24 months after the grant date, and provided that the Conditions for Exceptions are observed, the participant will receive the Restricted Shares or Performance Shares, as applicable, on a pro-rata basis (description below).

•	Specifically in the Program 2019.6, in case of severance due to involuntary dismissal without cause, with respect to the Restricted Shares that are not free for delivery, the participant will receive the shares on a pro-rata basis in the following events, provided that the Conditions for Exceptions are observed:

o	if (a) the severance occurs before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification or bonus, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), or

o	if the severance occurs after 24 months after the date of grant of the shares.

(2) Severance after 70 years combined (i.e., sum of age plus length of service at the Company on the severance date)

Rule provided for in all programs, except in the Programs 2019.6, 2020.5, 2022.10, 2023.4, 2023.10 and 2023.11.

With respect to the Restricted Shares or Performance Shares, as applicable, that are not yet free for delivery, in case of severance after 70 years combined, the participant will receive the shares on a pro-rata basis in the following events, provided that the Conditions for Exceptions are observed:

(a) if the severance occurs before 24 months after granting and the participant has participated, through the allocation of part or all of its net variable compensation (i.e., annual gratification or bonus, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible); or

(b) if the severance occurs after 24 months after the grant date.

(3) Severance after reaching 80 years combined (i.e., sum of age plus length of service at the Company on the severance date)

Rule provided for in all programs, except in the Programs 2019.6, 2020.5, 2022.10, 2023.4, 2023.10 and 2023.11.

Provided that the Conditions for Exceptions are observed, in case of severance after 80 years combined, the participant will receive the Restricted Shares or the Performance Shares, as applicable, that are not yet free for delivery.

(4) Death and Permanent Disability

Rule provided for in all programs.

(a) In case of death of the participant, his/ her heir / successor will immediately receive the Restricted Shares or Performance Shares, as applicable, that are not yet free for delivery pursuant to the programs, and all shares will be free and clear for sale at any time.

(b) Provided that the Conditions for Exceptions are observed, the participant severed in case of permanent disability will receive the Restricted Shares or the Performance Shares, as applicable.

Conditions - Exceptions

The Exceptions will only apply if the following conditions are met (“Conditions for Exceptions”):

a)	if the termination of the participant’s employment agreement or term of office at the Company was without cause (provided that, specifically for the Exception set forth in item “a.2” above, the participant will only be entitled to pro-rata in case of involuntary severance and without cause);

b)	specifically in the cases established in item “a.1”, only the participants members of the Board of Directors as from April 25, 2023 onwards will be eligible;

c)	if the participant signs and complies with the non-compete agreement entered with the Company, under the terms established by the Board of Directors (except in the event set forth in item “d.1” above); and

d)	specifically in relation to the programs involving Performance Shares, if the performance criteria established in the respective programs are met.

- Pro-Rata Calculation

Once the Conditions for Exceptions are met and the terms set forth in each program are observed, the Restricted Shares or Performance Shares, as applicable, to be delivered to the participants on a pro-rata basis, will be equivalent to the result of the Restricted Shares / Performance Shares held by the participant on the severance date, multiplied by the number of complete calendar months of employment or term of office, for the period between the grant date and the respective termination of the relationship with the Company (which will always be less than 36 or 60 months), divided by 36 or 60, depending on the program.

(iii) Share Value Rights

Regarding lot A:

In the event of (1) dismissal for cause or similar reason; (2) unpaid leave of more than 24 months; (3) resignation or dismissal; (4) dismissal without cause; (5) termination due to outsourcing or sale of a subsidiary, affiliate or business unit of the Company; and (6) termination after reaching 70 cumulative years of age (i.e., sum of age plus length of service with the Company on the date of termination), the Share Value Rights will be canceled and extinguished by operation of law.

In the event of (1) termination after reaching 80 cumulative years of age (i.e., sum of age plus length of service with the Company on the date of termination); and (2) permanent disability, the Share Value Rights granted during the period from the date of granting of the Share Value Rights until the date of termination will remain valid and their liquidation will observe the grace periods established in the respective agreement, provided that the receipt of the corresponding bonus will be subject to the signature and compliance by the beneficiary with a non-compete agreement with the Company.

In the event of the beneficiary's death, the liquidation of the Share Value Rights shall be carried out on a pro rata basis in accordance with a formula calculated based on the number of full calendar months of duration of the employment agreement between the Company and the beneficiary or, as the case may be, of the beneficiary's term of office as manager of the Company, counted from the date of grant.

Regarding lot B:

In the event of (1) dismissal for cause or similar reason; (2) unpaid leave of more than 24 months; and (3) resignation or dismissal, the Share Value Rights will be canceled and extinguished by operation of law.

In the event of (1) dismissal without cause; (2) termination due to outsourcing or sale of a subsidiary, affiliate or business unit of the Company; and (3) termination after reaching 70 cumulative years (i.e., sum of age plus length of service with the Company on the date of termination), the following rules shall be observed: (a) termination prior to the end of the 5-year term – the Share Value Rights will be canceled and extinguished by operation of law, and (b) termination between five and ten years from the anniversary of the grant – the liquidation of the Share Value Rights will take place on a pro rata basis according to a formula calculated based on the number of full calendar months of the duration of the employment agreement between the Company and the beneficiary or, as the case may be, of the beneficiary's term of office as manager of the Company, counted from the date of grant.

In the event of (1) termination after reaching 80 cumulative years of age (i.e., sum of age plus length of service with the Company on the date of termination); and (2) permanent disability, the Share Value Rights granted during the period from the date of grant until the date of termination will remain valid and their liquidation will observe the grace periods established in the agreement, and the receipt of the corresponding bonus will be subject to the signature and compliance by the beneficiary with a non-compete agreement with the Company.

In the event of the beneficiary's death, the liquidation of the Share Value Rights shall be carried out on a pro rata basis in accordance with a formula calculated based on the number of full calendar months of duration of the employment agreement between the Company and the beneficiary or, as the case may be, of the beneficiary's term of office as manager of the Company, counted from the date of grant.

8.5 – Regarding the share-based compensation in the form of stock options recognized in income for the past three fiscal years and that expected for the current fiscal year of the board of directors and the board of officers

Fiscal Year: 12/31/2026 (forecast)

	Board of Directors	Statutory Board of Officers[5]	Total
No. of Members	11.33	8.92	20.25
No. of members receiving compensation	4.00	8.92	12.92
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding at the beginning of fiscal year	17.95	18.40	18.17
(b) Options lost and expired during the fiscal year	-	-	-
(c) Options exercised during the fiscal year	-	-	-
Potential dilution in case of exercise of all outstanding options	0.0144%	0.0207%	0.0352%

Fiscal Year: 12/31/2025

	Board of Directors	Statutory Board of Officers	Total
No. of Members	12.92	13.00	25.92
No. of members receiving compensation	4.00	10.00	14.00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding at the beginning of fiscal year	18.05	19.84	18.94
(b) Options lost and expired during the fiscal year	-	-	-
(c) Options exercised during the fiscal year	-	-	-
Potential dilution in case of exercise of all outstanding options	0.0174%	0.0292%	0.0466%

Fiscal Year: 12/31/2024

	Board of Directors	Statutory Board of Officers	Total
No. of Members	13.00	13.00	26.00
No. of members receiving compensation	4.00	8.00	12.00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding at the beginning of fiscal year	18.34	18.10	18.22
(b) Options lost and expired during the fiscal year	16.85	16.85	16.85
(c) Options exercised during the fiscal year	-	-	-
Potential dilution in case of exercise of all outstanding options	0.0217%	0.0347%	0.0564%

5 The number reflects the composition of the statutory officers to be reviewed by the Ordinary and Extraordinary General Meeting to be held on April 30, 2026.

Fiscal Year: 12/31/2023

	Board of Directors	Statutory Board of Officers	Total
No. of Members	12.67	13.50	26.17
No. of members receiving compensation	5.00	8.00	13.00
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS:
(a) Options outstanding at the beginning of fiscal year	18.06	17.96	18.01
(b) Options lost and expired during the fiscal year	17.56	17.18	17.37
(c) Options exercised during the fiscal year	-	-	-
Potential dilution in case of exercise of all outstanding options	0.0267%	0.0392%	0.0659%

8.6 - Regarding each grant of stock options carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers

The Company did not offer new grants of stock options that have been recognized in the results of the last 3 fiscal years pursuant to CPC 10 – Share-Based Payment and does not foresee grants under these terms for the current fiscal year.

8.7 - Regarding the outstanding options of the Board of Directors and the Board of Officers at the end of the past fiscal year

12/31/2025 Part I/II	Statutory Board of Officers	Board of Directors	Statutory Board of Officers	Statutory Board of Officers	Board of Directors	Statutory Board of Officers
Total number of members	13.00	12.92	13.00	13.00	12.92	13.00
No. of members receiving compensation	1	2	9	3	2	9
Grant Date	03/30/2016	12/01/2016	12/01/2016	12/22/2016	12/01/2017	12/01/2017
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Date on which they may be exercised	03/30/2021	12/01/2021	12/01/2021	12/22/2021	12/01/2022	12/01/2022
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Options qualified for exercise
Number of Options	105,700	468,212	737,535	584,452	418,848	953,740
Maximum term for exercise	03/30/2026	12/01/2026	12/01/2026	12/22/2026	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	18.25	17.15	17.15	16.34	20.56	20.56
Fair value of options on the last day of the fiscal year	0.00	0.57	0.57	0.81	0.61	0.61
Fair value of the total of options on the last day of the fiscal year	0	268,104	422,321	475,300	257,087	585,402

12/31/2025 Part II/II	Board of Directors	Board of Directors	Statutory Board of Officers	Board of Directors	Statutory Board of Officers

Total number of members	13.00	12.92	13.00	12.92	13.00
No. of members receiving compensation	1	4	8	4	7
Grant Date	02/22/2018	12/03/2018	12/03/2018	12/02/2019	12/02/2019
Options not qualified for exercise
Number of Options	-	-	-	-	-
Date on which they may be exercised	02/22/2023	12/03/2023	12/03/2023	12/02/2024	12/02/2024
Maximum term for exercise	-	-	-	-	-
Lock-up Period	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-
Options qualified for exercise
Number of Options	229,367	799,033	907,286	1,032,919	1,148,682
Maximum term for exercise	02/22/2028	12/03/2028	12/03/2028	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	22.4	16.92	16.92	18.05	18.05
Fair value of options on the last day of the fiscal year	0.50	1.84	1.84	1.98	1.98
Fair value of the total of options on the last day of the fiscal year	114,701	1,472,555	1,672,057	2,047,289	2,276,737

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

8.8 - Regarding the options exercised relating to the share-based compensation of the board of directors and the board of officers, in the past three fiscal years

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2025

	Board of Directors	Statutory Board of Officers
Total number of members	12.92	13.00
Number of members receiving compensation	0.00	0.00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0.00	R$ 0.00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0.00	R$ 0.00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0.00	R$ 0.00

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2024

	Board of Directors	Statutory Board of Officers
Total number of members	13.00	13.00
Number of members receiving compensation	0.00	0.00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0.00	R$ 0.00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0.00	R$ 0.00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0	R$ 0

Exercised options related to the share-based compensation - Fiscal Year ended 12/31/2023

	Board of Directors	Statutory Board of Officers
Total number of members	12.67	13.50
Number of members receiving compensation	0.00	0.00
Number of shares (A)	-	-
Weighted average exercise price (B)	R$ 0.00	R$ 0.00
Weighted average market price of the shares relating to the options exercised (C)	R$ 0.00	R$ 0.00
Multiplying the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares relating to the options exercised [A x (C-B)]	R$ 0.00	R$ 0.00

8.9 - Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in income of the past three fiscal years and that expected for the current fiscal year, of the board of directors and the board of officers

(i) The amounts described below are originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Forecast for the current fiscal year (2026)

	Board of Directors	Statutory Board of Officers
Total number of members	11.33	8.92
Number of members receiving compensation	6.33	8.92
Potential dilution in case of granting of all shares to the beneficiaries	0.0145%	0.0901%

The dilution estimate presented above considers the shareholding position of the Company on 12/31/2025 as a basis.

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2025

	Board of Directors	Statutory Board of Officers
Total number of members	12.92	13.00
Number of members receiving compensation	6.92	13.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0145%	0.0930%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2024

	Board of Directors	Statutory Board of Officers
Total number of members	13.00	13.00
Number of members receiving compensation	7.00	13.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0180%	0.1384%

Share-based compensation, in the form of shares to be delivered directly to the beneficiaries –

Fiscal year ended 12/31/2023

	Board of Directors	Statutory Board of Officers
Total number of members	12.67	13.50
Number of members receiving compensation	7.00	13.00
Potential dilution in case of granting of all shares to the beneficiaries	0.0170%	0.1182%

8.10 - Regarding each grant of shares carried out in the past three fiscal years and expected for the current fiscal year of the board of directors and the board of officers

(i) The amounts described below are originated from the accounting effects provided for in CPC 10 – Share-Based Payment

Grants of shares expected for the current fiscal year (2026)

	Board of Directors	Statutory Board of Officers
Total number of members	11.33	8.92
Number of members receiving compensation	5.00	8.92
Estimated grant date	12/15/2026	03/01/2026 12/15/2026
Estimated number of shares granted (A)	243,519	4,890,556
Estimated maximum period for delivery of shares	03/01/2029 12/15/2031	03/01/2029 12/15/2029
Estimated restriction period for the transfer of shares	03/01/2029 12/15/2031	03/01/2029 12/15/2029
Fair value of shares on the grant date (B)	13.86	13.86
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	3,375,172	67,783,111

The information above is based on the best estimate of the Company’s Management considering the fiscal year ended in 2025. In addition, the shares fair value considers the market value of the Company’s shares in 12/31/2025.

Grants of shares for the fiscal year ended 12/31/2025

	Board of Directors	Statutory Board of Officers
Total number of members	12.92	13.00
Number of members receiving compensation	6.92	13.00
Grant date	03/01/2025 12/15/2025	02/28/2025 12/01/2025 12/12/2025
Number of shares granted (A)	221,382	4,961,501
Maximum period for delivery of shares	03/01/2028 12/01/2030	02/28/2028 12/01/2028 12/12/2028
Restriction period for the transfer of shares	02/28/2028 12/01/2030	02/28/2028 12/01/2028 12/12/2028
Fair value of shares on the grant date (B)	13.86	13.53
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	3,068,355	66,963,603

Grants of shares for the fiscal year ended 12/31/2024

	Board of Directors	Statutory Board of Officers
Total number of members	13.00	13.00
Number of members receiving compensation	7.00	13.00
Grant date	03/01/2024 12/02/2024	03/01/2024 12/02/2024
Number of shares granted (A)	355,832	5,407,449
Maximum period for delivery of shares	03/01/2027 12/02/2027 12/02/2029	03/01/2027 12/02/2027 12/02/2029
Restriction period for the transfer of shares	03/01/2027 12/02/2027 12/02/2029	03/01/2027 12/02/2027 12/02/2029
Fair value of shares on the grant date (B)	12.68	13.11
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	4,512,521	70,596,330

Grants of shares for the fiscal year ended 12/31/2023

	Board of Directors	Statutory Board of Officers
Total number of members	12.67	13.50
Number of members receiving compensation	7.00	13.00
Grant date	03/06/2023 12/01/2023	03/06/2023 12/01/2023 12/18/2023
Number of shares granted (A)	565,259	6,323,228
Maximum period for delivery of shares	03/06/2026 12/01/2026 12/01/2028	03/06/2026 12/01/2026 12/18/2026 12/01/2028 12/18/2028
Restriction period for the transfer of shares	03/06/2026 12/01/2026 12/01/2028	03/06/2026 12/01/2026 12/18/2026 12/01/2028 12/18/2028
Fair value of shares on the grant date (B)	13.34	14.35
Multiplying the number of shares granted by the fair value of the shares on the grant date (A x B)	7,540,543	90,737,404

8.11 - Regarding the shares delivered relating to the share-based compensation of the Board of Directors and the Board of Officers, in the past three fiscal years

Fiscal Year: 12/31/2025

	Board of Directors	Statutory Board of Officers
Total number of members	12.92	13.00
Number of members receiving compensation	2.00	13.00
Number of shares (A)	591,132	3,822,460
Weighted average acquisition price (B)*	15.56	15.63
Weighted average market price of the shares acquired (C)	13.03	13.61
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(1,491,706)	(7,729,750)

* The weighted average acquisition price was calculated based on the grant value divided by the number of Restricted Shares delivered by the Company under the Share Plan

Fiscal Year: 12/31/2024

	Board of Directors	Statutory Board of Officers
Total number of members	13.00	13.00
Number of members receiving compensation	2.00	13.00
Number of shares (A)	151,392	1,766,896
Weighted average acquisition price (B)*	18.64	17.50
Weighted average market price of the shares acquired (C)	12.72	13.17
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(897,510)	(7,639,222)

* The weighted average acquisition price was calculated based on the grant value divided by the number of Restricted Shares delivered by the Company under the Share Plan

Fiscal Year: 12/31/2023

	Board of Directors	Statutory Board of Officers
Total number of members	12.67	13.50
Number of members receiving compensation	2.00	11.00
Number of shares (A)	699,536	2,420,667
Weighted average acquisition price (B)*	18.16	16.74
Weighted average market price of the shares acquired (C)	14.21	14.08
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired [A x (C-B)]	(2,759,993)	(6,430,538)

* The weighted average acquisition price was calculated based on the grant value divided by the number of Restricted Shares delivered by the Company under the Share Plan

8.12 - Summary description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as the explanation of the method of pricing the value of shares and options, appointing

(a)       Pricing Model

Option Plan

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that the price of a share in the future periods may follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps of the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, starting from the expiration of the vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

Stock Plan

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the three or five-year grace period and provided that the participant maintains the employment and/or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, see item 8.4.

Share Value Rights

In the case of Share Value Rights, the number of Share Value Rights will be transformed, on the date of the end of the grace period of each lot, into an amount equivalent to the closing price of the shares or ADRs issued by the Company at B3 or NYSE, respectively, in the trading session immediately prior to said period, provided that each Share Value Rights will correspond to a share or ADR, as the case may be. There is no exercise price for the Share Value Rights, which represent only an obligation of the Company to pay to the beneficiary, on the date of the end of the grace periods, the amount equivalent to the market quotation of the Company's shares traded at B3 or ADRs traded on the NYSE, with no disbursement by the beneficiary.

(b)       Data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk-free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options granted until 2019 must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is the exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”).

Exercise Price

- Programs from 2010 to 2019

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company does not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

- Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, for the delivery of the shares to be carried out, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2019, which was last fiscal year in which the Company granted stock options of shares considering the CPC-10 – Share-Based Payment and aligned with the methodology described in this item:

OPTION PRICING MODEL

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5,0%
Risk-free interest rate	7.8%

Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate. The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

(c) Method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, the Option Plan underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

(d) How the expected volatility is determined

As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in item “c” above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

(e) Has any other characteristic of the option been incorporated to the determination of its fair value

Other characteristics were not incorporated in the measurement of the fair value of the options.

8.13 - Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, board of officers or fiscal council, grouped by body

Instruments issued by Ambev – 12/31/2025
Body	No. Shares and ADRs	No. of Restricted Shares	No. Options	Total
Board of Directors	30,868,943	2,789,687	2,719,012	36,377,633
Statutory Board of Officers	5,947,736	14,572,526	4,666,762	25,187,024
Fiscal Council	-	-	-	-
Total	36,819,179	17,362,203	7,385,774	61,567,156

Instruments Issued by ABI – 12/31/2025
Body	No. Shares and ADRs	No. of Restricted Shares	No. Options	Total
Board of Directors	482,875	4,424,968	9,363,146	14,270,989
Statutory Board of Officers	239,602	758,399	1,806,034	2,804,035
Fiscal Council	-	-	-	-
Total	722,477	5,183,367	11,169,180	17,075,024

8.14 - Regarding the pension plans in force granted to the members of the board of directors and board of officers, provide the following information

Retirement Benefits	Board of Directors	Statutory Board of Officers
No. of members	12.92	13.00
No. of members receiving compensation	4.00	9.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	2	2
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated number of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 29,577,571	R$ 18,348,083
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,851,563	R$ 1,991,013
Is there a possibility of early redemption and what are the conditions?	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Data relating to the members who held the respective positions on December 31, 2025.

8.15 - Indicate in the tables below, regarding the board of directors, the board of officers and the fiscal council, for the past three fiscal years, the following

Annual amounts

	Statutory Board of Officers			Board of Directors			Fiscal Council
	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023	12/31/2025	31/12/2024	31/12/2023
No. of members	13.00	13.00	13.50	12.92	13.00	12.67	6.00	6.00	6.00
No. of members receiving compensation	13.00	13.00	13.50	6.92	7.00	7.33	6.00	6.00	6.00
Amount of the highest individual compensation(Reais)	55,369,113	42,274,451	30,929,473	10,457,788	13,111,146	12,998,750	515,530	491,302	473,093
Amount of the lowest individual compensation (Reais)	6,370,712	5,724,674	4,491,204	1,000,514	883,208	864,098	257,765	245,651	236,547
Average amount of the individual compensation (Reais) – total compensation of the body divided by the number of members receiving compensation	12,956,481	10,521,149	8,459,894	2,460,968	2,802,648	2,558,758	385,919	368,476	354,820

Notes:

Statutory Board of Officers
12/31/2025

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2024

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2023

- The average compensation of the Board of Officers presented in this item is calculated considering the number of members of the Board of Officers (13.50 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2025

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (6.92 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2024

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (7.00 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

12/31/2023

- The average compensation of the Board of Directors presented in this item is calculated considering the number of members of the Board of Directors (7.33 members) that receive compensation from the Company for their services.

- Includes share-based compensation of the Company and of the Controlling Shareholder.

- The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2025	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2024	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2023	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

8.16 - Describe contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement, indicating the financial consequences for the issuer

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement.

As stated on item 7.7 of the Reference Form, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 19, 2025 to November 18, 2026, with premium value of approximately US$ 54,000.00, for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 15 million.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 7.7 of the Reference Form.

8.17 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of the total compensation of each body recognized in the issuer’s income referring to members of the board of directors, board of officers or fiscal council who are parties related to the direct or indirect controlling shareholders, as defined by the accounting rules dealing with this matter

Forecast for December 31, 2026
Body	No. of Members who are related parties	Related Party’s Compensation	Total Compensation of the Body	%
Board of Directors	5.00	-	17,502,545	0%
Fiscal Council	-	-	144,674,186	0%
Statutory Board of Officers	-	-	2,471,314	0%
Total	5.00	-	164,648,045	0%
Forecast for December 31, 2025
Body	No. of Members who are related parties	Related Party’s Compensation	Total Compensation of the Body	%
Board of Directors	6.00	-	17,021,693	0%
Fiscal Council	-	-	2,315,512	0%
Statutory Board of Officers	-	-	168,434,250	0%
Total	6.00	-	187,771,455	0%
December 31, 2024
Body	No. of Members who are related parties	Related Party’s Compensation	Total Compensation of the Body	%
Board of Directors	6.00	-	19,618,533	0%
Fiscal Council	-	-	2,210,859	0%
Statutory Board of Officers	-	-	136,774,933	0%
Total	6.00	-	158,604,325	0%
December 31, 2023
Body	No. of Members who are related parties	Related Party’s Compensation	Total Compensation of the Body	%
Board of Directors	6.00	-	18,764,227	0%
Fiscal Council	-	-	2,128,919	0%
Statutory Board of Officers	-	-	114,208,575	0%
Total	6.00	-	135,101,720	0%

8.18 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s income as compensation for members of the board of directors, board of officers or fiscal council, grouped by body, for any reason other than their position in the company, such as, for example, commissions and consulting or advisory services provided

There are no amounts recognized in the Company’s results for the last three fiscal years, nor forecast for the current fiscal year, as compensation for members of the Board of Directors, Board of Officers or the Fiscal Council other than the positions they hold, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their own positions.

8.19 - Regarding the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and companies controlled by the issuer as compensation of members of the issuer’s board of directors, board of officers or fiscal council, grouped by body, specifying the title to which such amounts were attributed to such individuals

The alternate members and three effective members of the Board of Directors of the Company, which are also Controlling Shareholder’s managers, are directly compensated by the Controlling Shareholder specifically for the performance of their attributions as managers of the Controlling Shareholder, as below:

Forecast for the current fiscal year (2026)*

	Board of Directors (i)	Statutory Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	477,506,854	10,770,967	-	488,277,821
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

* The information above is based on the best estimate considering the data of the fiscal year ended in 12/31/2025.

Fiscal Year ended December 31, 2025

	Board of Directors (i)	Statutory Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	574,018,917	33,920,069	-	607,938,986
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2024

	Board of Directors (i)	Statutory Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	554,727,944	68,412,216	-	623,140,161
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

Fiscal Year ended December 31, 2023

	Board of Directors (i)	Statutory Board of Officers	Fiscal Council	Total(ii)
Direct and indirect controlling shareholders	449,713,650	59,728,766	-	509,442,416
Companies controlled by the issuer	-	-	-	-
Companies under common control	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

8.20 – Provide other information that the issuer deems relevant

Clawback Policy

On October 19, 2023, the Company adopted a clawback policy that applies to incentive-based compensation received by certain executives. Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, received or vested based wholly or in part upon the attainment of a financial reporting measure (e.g., variable compensation related to the performance, such as bonus, and to the incentives granted within the scope of the Stock Plan). The policy provides that in the event the Company is required to prepare an accounting restatement of the financial statements due to the material noncompliance with any financial reporting requirements under the applicable securities laws, it will recover, from the respective Executive Officers (on a pre-tax basis), any incentive-based compensation received by such executives on or after October 2, 2023, and during the three fiscal years preceding the date the restatement was required, that exceeds the amount of incentive-based compensation that otherwise would have been received had such compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation will apply regardless of whether any misconduct occurred and without regard to whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for such restatement.

The Clawback Policy can be accessed at the CVM website and at the Investor Relations website of the Company (https://ri.ambev.com.br).

In addition to the foregoing, there is no other relevant information regarding this item 8.

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